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                           PRIVATE OFFERING NOTICE
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                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                           Strategic Return Notes(R)
                       Linked to the Industrial 15 Index
                                due August 2010
                                 (the "Notes")
                 US$10 original public offering price per unit

                            Private Offering Notice

                                 Summary Terms

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The Notes:

o    The Notes are designed for investors who are willing to          o    The Notes will be senior unsecured debt securities of
     forego interest payments on the Notes in exchange for the             Merrill Lynch & Co., Inc., denominated and payable in
     ability to participate in changes in the level of the                 United States dollars, and part of a series entitled
     Industrial 15 Index (index symbol "IXD") over the term of             "Medium-Term Notes, Series C" and will have the CUSIP No.
     the Notes.                                                                     .

o    There will be no payments prior to the maturity date             o    The settlement date for the Notes is expected to be
     unless exchanged at your option for a cash payment during             August , 2005.
     a specified period in July of each year from 2006 through
     2009 as described in this pricing supplement.                    Payment on the maturity date or upon exchange:

o    The Notes are made available to each investor outside of         o    The amount you receive on the maturity date or upon
     the United States in a minimum initial investment of                  exchange will be based on the percentage change in the
     US$50,000 or any other amount, and subject to any other               level of the Index, which includes a reduction of an
     restrictions, as may be applicable to an investor under               annual index adjustment factor of 1.5%, over the term of
     the private offering rules of any jurisdiction outside of             the Notes.
     the United States.
                                                                      o    The level of the Industrial 15 Index must increase by
o    We have applied to have the Notes listed on the American              approximately 1% in order for you to receive at least the
     Stock Exchange under the trading symbol "LDB". If                     $10 original public offering price per unit on the
     approval is granted, the Notes will be listed on the                  maturity date or upon exchange. If the level of the
     American Stock Exchange at the time of such approval. We              Industrial 15 Index has declined or has not increased
     make no representation, however, that the Notes will be               sufficiently, you will receive less, and possibly
     listed, or if listed, will remain listed for the entire               significantly less, than the $10 original public offering
     term of the Notes.                                                    price per unit.
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The Notes, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


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                           PRIVATE OFFERING NOTICE
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This Notice and the Offering Document have been provided by the Company for information purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

         (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the Notes can fluctuate and may fall against the investor's interest and an investor may get back less than what he or she invested.

         (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.









                    The date of this Notice is July 1, 2005

 This Notice supplements the Preliminary Pricing Supplement, dated July 1, 2005, and the Prospectus Supplement and Prospectus, dated February 25, 2005.